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                                                                      Exhibit 12

                             TAMPA ELECTRIC COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

    Three Months      Twelve Months
       Ended              Ended                 Year Ended December 31,
                                      ----------------------------------------
   June 30, 2001      June 30, 2001   2000  1999(1)   1998(2)    1997  1996(3)
--------------------  -------------   ----  ------    -------    ----  -------

      4.17x                4.09x      4.14x   3.82x    4.51x     4.38x   4.40x

     For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of one-time, pretax charges totaling $18.3 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded based onFlorida Public Service Commission audits of Tampa Electric's 1997 and 1998 earnings which limited Tampa Electric's equity ratio to 58.7 percent; $3.5 million to resolve litigation filed by the U.S. Environmental Protection Agency; and $4.3 million for corporate income tax settlements related to prior years' tax returns. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.61x for the year ended Dec. 31, 1999.

(2) Includes the effect of one-time, pretax charges totaling $16.9 million, as more fully explained in Note I to Item 8, Financial Statements and Supplementary Data of the Company's Annual Report on Form 10-K for the 1998 fiscal year. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.66x for the year ended Dec. 31, 1998.

(3) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.